Filed by Yamana Gold Inc.
pursuant to Rule 425 under the Securities Act of 1933
[Yamana Letterhead]	Subject Company: Meridian Gold Inc.
Commission File Number: 333-146361
Date: October 15, 2007

October 15, 2007

To:   All Meridian Employees

A Warm Welcome to Yamana!

I am pleased to inform you that our offer to acquire all of the shares Meridian has now been accepted by shareholders holding an overwhelming majority of the shares and we have now begun the process of finalizing the acquisition of the remaining shares. On behalf of all of us at Yamana, I want to extend a warm welcome to you and your colleagues at Meridian. With the friendly completion of the deal between our two companies, we have created the premier company in the gold mining industry. Our company has a solid foundation of operating assets, financial resources and an impressive pipeline of projects along with exploration opportunities. Our company has an extensive presence in the Americas on all fronts. In addition, in an environment where the scarcest resource is the human resource, I am pleased with the integration of our personnel.

I am excited to be a part of these developments with you and hope you are too. We will be depending on your skills and commitment as we join forces to strengthen our competitive position and deliver value. I hope to share with you my confidence that with our collective abilities we will be recognized as the premier gold mining company and remain that way for a long time.

There is one overriding priority throughout the integration process: to focus on delivering results in a safe, productive and responsible manner. Safety and sustainability are at the foundation of our respective companies and that will continue in the combined company.

Any challenges relating to the integration of our organizations will be met with a devotion to cooperation and communication. I believe we share similar philosophies in all major respects which will make the integration easier.

We will handle those challenges and realize the opportunities together, as members of one great team. We will be seeking to understand our new operations and gaining a detailed understanding as to how things work. This will set the stage for us to move forward as we build our common future together.

The strategic rationale for the combination of our companies has always been grounded in the belief that there is a common philosophy to our approach to mining and in the formidable portfolio of properties we create with the combination. We are looking to capture the substantial operational and exploration synergies of this combination as soon as possible.

Yamana has grown in size, in quality, and in opportunities for its employees and otherwise in a few short years. This is one reason why it gives me such pleasure to welcome the Meridian people to the Yamana team. Our history shows that whenever we expand, so do the opportunities for talented employees. Our collective entrepreneurial spirit will allow us to remain nimble as a small company with the size, scope, scale and opportunities of the larger company we have become.

I am personally looking forward to working with you and welcome you to this company.

Sincerely,

/s/ Peter Marrone

Peter Marrone

Chairman and CEO

Yamana Gold Inc.

IMPORTANT NOTICE:  Yamana has filed with the U.S. Securities and Exchange Commission  Registration Statements on Form F-10 as well as a Schedule TO tender offer statement, both of which include the offer and take-over bid circular relating to the Meridian offer as amended by notices of variation and extension. A notice of extension and subsequent offering period will be mailed to Meridian shareholders and filed with Canadian and US securities regulatory authorities shortly. Investors and security holders are urged to read the Registration Statements, the offer and take-over bid circular, the notices of variation and extension and notice of extension and any other relevant documents filed with the SEC and Canadian securities regulators, regarding the proposed business combination transaction because they contain important information. Investors may obtain a free copy of the offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents filed by Yamana with the SEC at the SEC’s website at www.sec.gov. The offer and take-over bid circular, notices of variation and extension, the notice of extension, the notice of extension and subsequent offering period and other documents may also be obtained for free on Yamana’s website at www.yamana.com or by directing a request to Yamana’s investor relations department.